Filed pursuant to Rule 424(b)(5)
Registration No. 333-209385 and 333-209385-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED JULY 6, 2017

PRELIMINARY PRICING SUPPLEMENT

(to Prospectus dated February 4, 2016)

$

Jefferies Group LLC

Senior Fixed Rate 15-Year Step-Up Callable Notes due July 31, 2032

We have the right to redeem the Notes, in whole or in part, on any Optional Redemption Date. Subject to our redemption right, the amount of interest payable on the Notes will be (i) Years 1 to 3: 3.00% per annum, (ii) Years 4 to 6: 4.00% per annum, (iii) Years 7 to 9: 5.00% per annum, (iv) Years 10 to 12: 7.00% per annum and (v) Years 13 to 15: 8.00% per annum. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Jefferies Group LLC.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary.

Title of the Notes:	Senior Fixed Rate 15-Year Step-Up Callable Notes due July 31, 2032.

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	$1,000 per Note (100%)

Pricing Date:	July , 2017

Original Issue Date:	July 31, 2017 ( Business Days after the Pricing Date)

Maturity Date:	July 31, 2032, subject to our redemption right

Interest Accrual Date:	July 31, 2017

Interest Rate:	3.00%, from and including the Original Issue Date to, but excluding, July 31, 2020.
4.00%, from and including July 31, 2020 to, but excluding, July 31, 2023.
5.00%, from and including July 31, 2023 to, but excluding, July 31, 2026.
7.00%, from and including July 31, 2026 to, but excluding, July 31, 2029.
8.00%, from and including July 31, 2029 to, but excluding, July 31, 2032.

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each January 31 and July 31, beginning January 31, 2018; provided that if any such day is not a Business Day, the interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Day-Count Convention:	30/360

Redemption:	We will have the right to redeem the Notes, in whole or in part on any Optional Redemption Date, and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, such Optional Redemption Date. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before such Optional Redemption Date.

Optional Redemption Date:	Each July 31, beginning July 31, 2020 to, but excluding, the Maturity Date; provided that such Optional Redemption Date shall not be adjusted for non-Business Days.

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JAR9/US47233JAR95

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-3 of this pricing supplement.

	PER NOTE		TOTAL
Public Offering Price	100%		$
Underwriting Discounts and Commissions		%	$
Proceeds to Jefferies Group LLC (Before Expenses)		%	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about July 31, 2017 against payment in immediately available funds.

Jefferies

Pricing supplement dated                     , 2017.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplements. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplements contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 27, 2017, as amended by our Form 10-K/A, filed with the SEC on February 28, 2017. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

RECENT DEVELOPMENTS

On June 20, 2017, Jefferies Group LLC announced its financial results for its fiscal second quarter of 2017:

Highlights for the three months ended May 31, 2017:

•	Total Net Revenues of $779 million

•	Investment Banking Net Revenues of $352 million

•	Total Equities and Fixed Income Net Revenues of $430 million

•	Earnings Before Income Taxes of $116 million

•	Net Earnings of $70 million (effective tax rate 40%)

Highlights for the six months ended May 31, 2017:

•	Total Net Revenues of $1.6 billion

•	Investment Banking Net Revenues of $760 million

•	Total Equities and Fixed Income Net Revenues of $809 million

•	Earnings Before Income Taxes of $240 million

•	Net Earnings of $184 million (effective tax rate 24%)

Amounts herein pertaining to May 31, 2017 represent a preliminary estimate as of the date of the earnings release and may be revised in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2017.

The above preliminary financial data included in this pricing supplement has been prepared by and is the responsibility of Jefferies’ management. Deloitte & Touche LLP, Jefferies’ independent public accountant, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

THE NOTES

The Notes offered are our debt securities. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement dated February 4, 2016 called “Description of Notes,” subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on January 27, 2017, as amended by our Form 10-K/A filed with the SEC on February 28, 2017, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

We may redeem the Notes, in which case you will receive no further interest payments.

We retain the option to redeem the Notes, in whole or in part, on any Optional Redemption Date on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The price at which the Notes may be resold may be substantially less than the amount for which they were originally purchased.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies LLC would be willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that will be included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies LLC, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes will not be listed on any securities exchange and secondary trading may be limited.

The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Jefferies LLC may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily, and any redemption by us in part but not in whole may further reduce any liquidity in the Notes that may exist at that time. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact. If at any time Jefferies LLC were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. You will have no right to require us to redeem the Notes prior to their maturity on July 31, 2032. Accordingly, you should be willing to hold your Notes to maturity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion supplements the discussion in the prospectus supplement dated February 4, 2016 under the heading “United States Federal Taxation” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement dated February 4, 2016) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

In the opinion of Sidley Austin LLP, solely for purposes of determining whether the Notes are issued with “original issue discount,” we will be deemed to exercise our option to redeem the Notes on July 31, 2020, and, as a result, (i) all interest paid on the Notes through July 31, 2020 will be treated as qualified stated interest and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes and (ii) interest payable on the Notes outstanding after July 31, 2020 through July 31, 2023 will be treated as qualified stated interest and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. The same analysis would apply to the increase in the interest rate on July 31, 2023, July 31, 2026 and July 31, 2029. Based upon the foregoing, the Notes will not be treated as having been issued with original issue discount and all interest payable on the Notes while they remain outstanding will be treated as qualified stated interest and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. See “United States Federal Taxation—U.S. Holders—Discount Notes—Notes Subject to Early Redemption” and “United States Federal Taxation—U.S. Holders—Discount Notes—General” in the prospectus supplement dated February 4, 2016.

Prospective purchasers are urged to consult their own tax advisors regarding the federal, state, local and other tax consequences to them of an investment in the Notes.

The discussion in the preceding paragraphs under “Material United States Federal Income Tax Consequences,” and, notwithstanding anything to the contrary contained therein, the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement dated February 4, 2016, insofar as such discussions purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $         per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this prospectus from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We may deliver the Notes against payment therefor in New York, New York on a date that is more than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days from the pricing date, purchasers who wish to trade the Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

SUPPLEMENTAL CERTAIN ERISA CONSIDERATIONS

The following discussion supplements the discussion under “Certain ERISA Considerations” in the accompanying prospectus on page 44.

Each purchaser or transferee of a Note or any interest therein that is using assets of a benefit plan investor subject to ERISA or to Section 4975 of the Code (a “benefit plan”), including any fiduciary purchasing a Note on behalf of a benefit plan (“Plan Fiduciary”), will be deemed to have represented by its acquisition of the Note that:

(1) none of the issuer entities, the trustee, the underwriters, agents, dealers and similar parties, or any of their respective affiliated entities (the “Transaction Parties”), has provided or will provide advice with respect to the acquisition of a Note by the benefit plan, other than to the Plan Fiduciary which is independent of the Transaction Parties, and the Plan Fiduciary either: (a) is a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a State or Federal agency; (b) is an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a benefit plan; (c) is an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business; (d) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or (e) has, and at all times that the benefit plan is invested in a Note will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the benefit plan investing in a Note in such capacity);

(2) the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the benefit plan of a Note;

(3) the Plan Fiduciary is a “fiduciary” with respect to the benefit plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating the benefit plan’s acquisition of a Note;

(4) none of the Transaction Parties has exercised any authority to cause the benefit plan to invest in a Note or to negotiate the terms of the benefit plan’s investment in a Note; and

(5) the Plan Fiduciary has been informed by the Transaction Parties: (a) that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity, and that no such entity has given investment advice or otherwise made a recommendation, in connection with the benefit plan’s acquisition of a Note; and (b) of the existence and nature of the Transaction Parties financial interests in the benefit plan’s acquisition of a Note.

The above representations are intended to comply with the DOL’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect.

None of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any a Note by any benefit plan.

LEGAL MATTERS

The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS

The financial statements of Jefferies Group LLC and its subsidiaries as of November 30, 2016 and November 30, 2015 and for the years ended November 30, 2016, November 30, 2015 and November 30, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Loancore LLC for the year ended November 30, 2016, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries, incorporated in this Prospectus by reference from Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of KCG Holdings, Inc. as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015, and December 31, 2014, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K/A for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$

Jefferies Group LLC

Senior Fixed Rate 15-Year Step-Up Callable Notes due

July 31, 2032

PRICING SUPPLEMENT

                    , 2017